Filed Pursuant to Rule 253(g)(2)

File No. 024-11794

Supplement No. 1 to Offering Circular dated February 18, 2022

GenesisAI Corporation

201 SE 2nd Ave., Miami, Florida 33131
+1 (617) 922-4131, www.genesisai.io

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of GenesisAI Corporation (the “Company”), dated February 18, 2022 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company and the selling stockholders are offering a maximum of 17,647,058 shares of Class A Common Stock at an offering price of $4.25 per share for gross proceeds of up to $74,999,996.50 on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

This Supplement is being filed to include certain supplemental content on the Company’s website and investor deck as of March 17, 2022.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is March 17, 2022.

SUPPLEMENTAL CONTENT

Supplemental content from the website, deck, etc

THE GLOBAL AI MARKETPLACE

Our web-platform allows companies to deploy their AI tools while giving everyone the chance to access high quality AI products.

OUR MISSION IS TO BUILD ARTIFICIAL GENERAL INTELLIGENCE

We believe we have the most practical approach: creating a platform that potentially will connect 1000s of expert AI tools together.

Our web-platform allows companies to deploy their AI tools while giving everyone the chance to access high quality AI products.

Founded by Harvard alumni and backed by MIT and Harvard professors, GenesisAI is the future of AI!

●	AI IS THE FUTURE

AI is projected to contribute up-to $15 Trillion to the world economy.

●	MOST VALUABLE TECH

If we achieve our vision, we believe GenesisAI has the potential to become one of the most valuable technologies of all time.

●	ELITE TEAM

Founded by Harvard alumni. Backed by MIT and Harvard professors.

REAL TIMEPROBLEM

●	THE MAJOR OBSTACLE FOR AI INNOVATION: NARROW SCOPED AIS

AI is transforming the world; however, major obstacles inhibit AI development. Currently, the scope of individual AI models is very narrow because they can only perform tasks they are specifically designed for.

●	For example, an AI model trained on beating a world chess champion will have a hard time beating a 6-year-old in poker.
●	THE LIMITING IMPACT OF AI

Slower AI development is delaying its expected 15T contribution to the global economy.

MAJORSOLUTION

●	LAYING THE FOUNDATION OF AGI

GenesisAI’s web-platform enables AIs to work synergistically, combining their narrow specialties into a ‘global brain’ with broader capabilities.

WHAT IS THE PLAN?

We aim to do this by bringing together 1000s of expert AI tools onto a single platform.

THE MOST PRACTICAL APPROACH TO BUILDING AGI:

GENESISAI MARKETPLACE

We believe that creating a platform that will connect 1000s of expert AI tools with each other is the most practical approach for Artificial General Intelligence development.

With the GenesisAI marketplace, we are gathering numerous expert AI tools and interconnecting them. We believe that, as a whole, this AI ecosystem might be able to do pretty much anything.

COMPLEX INTERACTIONS GIVE BIRTH TO NEW TOOLS INCREASING QUALITY OF MODELS

We believe that we can increase the quality of each model by allowing them to communicate – by exchanging data, trading services and learning from each other.

Our goal is to eventually create a meta model that will delegate tasks based on each AI’s expertise so that the ecosystem is able to do a variety of tasks.

ABOUT MARKET

This technology is already dominating the internet and soon it will dominate the world. The AI sector is estimated to potentially contribute trillions of dollars to the world economy.

$15.7 TRILLION BY 2030 SOURCE - https://www.pwc.com/gx/en/issues/data-and- analytics/publications/artificial-intelligence-study.html

The AI sector is estimated to potentially contribute $15.7 trillion to the world economy by 2030.

$2.8 TRILLION BY 2030 SOURCE AI is growing rapidly and its market size is projected to reach $2.8 trillion by 2030. https://www.transparencymarketresearch.com/pressrelease/artificial- intelligence-market.htm#

1400+ registered companies and users at the GenesisAI platform

Beta platform up and running with over 35 expert AI models deployed ~$5M raised from 4,400 investors

We are attempting to build AGI by gathering and interconnecting potentially 1000s of expert AI tools on our web-platform.

CROWDSOURCE EXPERT AI TOOLS

Companies deploy their AI tools on our platform which helps them monetize their technology. We have over 15 agreements with AI suppliers. They bring technology. We bring users.

OVER 35 EXPERT AI TOOLS DEPLOYED

Currently, most of our AI tools are for retail investors: regular people who are interested in using AI for investing and trading purposes. Our tools analyze text, speech, and other complex and unstructured data to provide insights about markets.

ALLOW AI MODELS TO GROW SYNERGISTICALLY

We are researching how to create Artificial General Intelligence (AGI), or the hypothetical ability of an intelligent agent to understand or learn any intellectual task that a human being can.. To achieve this, the GenesisAI platform has been designed to enable the interaction of multiple expert AI tools that can easily be plugged in with each other.

BUSINESS MODEL

We are going to charge users monthly subscription fees for access to all models on our platform. This will be done in a similar way to how movie-hosting websites charge subscription fees for users to watch any of the available movies.

Additionally, and similar to our business model, these websites pay movie studios to host movies on their platforms.

For transactions that occur directly between buyers and sellers (e.g. a seller completes a task as requested from the buyer) there will be a transaction fee of 30%.

HOW WE’RE DIFFERENT ANYONE CAN BENEFIT FROM OUR TECH!

GenesisAI is built for everyone! Most of the competitors’ tools have been built exclusively for software engineers.

We found that most people want to use AI models, but they do not want to learn the computer science behind it.

THE ONLY COMPANY THAT HAS A PRACTICAL APPROACH TOWARDS BUILDING AGI BASED ON OUR BELIEF

Many companies working on creating AGI are trying to build a super-computer that will be extremely similar to humans. We believe this approach is very unrealistic, and very unlikely to work.

We believe we have a better and more practical approach towards building AGI: gathering and interconnecting potentially 1000s of expert AI tools with each other.

●	WE ALSO HAVE HIGHER QUALITY AIS BASED ON OUR BELIEF

Allowing different AIs to learn from each other, exchange data, and provide services, increases the quality of AIs by up to 70%.

OUR VISION OUR GOAL IS TO LAY THE FOUNDATION FOR THE CREATION OF AGI

GenesisAI’s vision is to connect as many different AIs as possible together to form Artificial General Intelligence. Creation of such a platform will unlock trillions of dollars in value and will initiate the solving of many of humanity’s problems.

TEAM GENESISAI

Our ideology is to provide AGI for the people, by the people. We want to disrupt the current system, in which only a handful of companies control a large majority of AI power.

TEAM GENESISAI ARCHIL CHEISHVILI & MENA GADELLA

We have renowned experts and PhDs in our core and advisory team. We have raised approximately $5M in funding.

Founded by Harvard alumni and backed by prominent MIT and Harvard professors.

Archil Cheishvili Founder, CEO

Economics, Harvard University

Former CEO of AI startup Palatine Analytics Bridgewater Associates

Recognized by media outlets such as the New York Post and Yahoo Finance

Mena Gadalla Chief AI Scientist

PhD in Applied Physics, MS in Computational Science and Engineering both from Harvard John Paulson School of Engineering and Applied Sciences

Artiom Bell Software Engineer

Software Engineer at Salesforce for 5 years Previously Software Engineer at American Express

B.S in Computer Engineering

Griffin Bishop Software Engineer

Software Engineer at Amazon Robotics

Master’s in Computer Science focusing on Computer Vision

GENESISAI ADVISORS

PROFESSORS, RESEARCHERS AND CEOS FROM THE MOST RESPECTED INSTITUTIONS IN THE WORLD.

Thomas Magnanti

●	Former Dean of Engineering, MIT
●	Institute Professor, MIT
●	Former Dean of Engineering at MIT
●	Institute Professor
●	Founding Director of the Singapore-MIT Alliance for Research and Technology (SMART)

Neil Flanzraich

●	Lead Independent Director, Chipotle
●	Former President of Ivax Corporation
●	Lead Independent Director of Chipotle
●	Former President of Ivax Corporation (acq. by Teva for $10B)
●	Executive Committee member of Syntex Corporation (sold to Roche Holdings for $5.3 B)

Travis May

●	CEO, Datavant Founder & CEO,
●	LiveRamp Former CEO of LiveRamp (acq. by Acxiom for $310 mil)
●	CEO of Datavant ($80M+ raised).
●	Forbes 30 Under 30

Ed Simnett

●	Operating Partner, Battery Road Digital
●	Former Head of Product Strategy, Microsoft
●	MBA from Harvard Business School, previously Director of strategy and business development at Nokia
●	Former Head of Product Strategy, Microsoft

Minlan Yu

●	Professor of Computer Science at Harvard
●	Expert in distributed systems
●	Professor at Harvard School of Engineering
●	She received her PhD in computer science from Princeton University
●	She has actively collaborated with companies such as Google, AT&T, Microsoft, Facebook, Intel, and Bell Labs

Elie Ofek

●	Professor, HBS
●	PhD in Business Administration, Stanford
●	Professor of Business Administration in the Marketing unit at Harvard Business School
●	Development engineer at IBM Research

ARTIFICIAL INTELLIGENCE REVOLUTION

This is our chance to change the world together – a beginning of a new era. Join us in building the future of AI!

The AI revolution is happening now and we want participants.

WHERE WILL YOUR COMPANY BE IN 5 YEARS?

We hope to extend beyond the technical expertise needed to implement AI and allow companies with no technical knowledge to tap into the benefits of this wonderful technology. Our goal is to get rid of an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years.

We will provide a protocol that allows people to make transactions on the platform, and we plan to take a small percentage of the transaction value. Our revenue forecasts are based on a transaction fee of 30%, which is likely to be the final value we will charge. This charge is very low if we compare it with how much money you would spend in marketing to get the same transaction volume you are getting on GenesisAI.

CAN YOU PROVIDE AN EXAMPLE OF INTEROPERABILITY (WHEN YOU SAY THAT SIMPLE AI SERVICES CAN BE COMBINED TO PERFORM MORE COMPLEX SERVICES)?

Say Node A (a hotel) pays Node B to get a summary of customer behavior depending on different variables and recommendations to increase the customer base. Node B can pay Node C for a service that uses pattern recognition to recognize the hotel’s customer behavior and customer pain points. After receiving the output from Node C, Node B can use the input from Node C to come up with promotions that address the main pain points.

HOW DO YOU SOLVE PRIVACY ISSUES?

Data will be encrypted in a way that machine learning code developers can still use it to train their codes without accessing sensitive information. No sensitive information will be shared with developers.

HOW WILL YOU USE THE CAPITAL YOU RAISE?

Our top priority is to build a robust technology. The team plans to scale the platform as we expect the number of customers to quickly rise, requiring us to invest in scalable IT infrastructure. Our second priority is dealing with sales & marketing and spending all the resources that are necessary to find the best AI services, data providers, and clients.

WHAT IS ARTIFICIAL INTELLIGENCE?

In simple words, Artificial Intelligence is an area of computer science that tries to simulate human behavior in a machine. This concept is revolutionary because it starts from the assumption that a well-functioning AI code won’t need any human direction. For example, if we run a big amount of online data to generate a market research on a particular industry, we won’t have to tell the code which trends to analyze; the code will recognize the trends for us.

WHAT PROBLEM DOES GENESISAI SOLVE?

We believe there is no easy communication between AIs; there is no way for AIs to exchange data, trade services, learn from each other, or expand their own capabilities. We match unused resources (in-house developed AIs and open-source Github AI code) with companies in need of these resources. The connector of these two parties will potentially unlock trillions of dollars in market value

WHY WOULD COMPANIES NOT BUY SERVICES DIRECTLY FROM SELLERS’ WEBSITE? WHY DO THEY NEED US?

By using our services, we expect companies will have access to a number of services that are currently out of their reach for network reasons, geographic reasons, or other reasons. When they access the marketplace, they can search for the service they want, and our system is designed to couple them with some existing provider, similar to how Uber matches drivers and riders. This system prevents companies from skipping us, because we plan to couple them with the service provider, and we anticipate they will rely on our platform to evaluate service quality and choose the most appropriate service from a numerous set of services.

HOW DO YOU GUARANTEE LIQUIDITY FOR EQUITY INVESTORS?

We anticipate our first years of operations will focus on organic growth, revenue stabilization, and breaking even.

WHAT IS THE PROBLEM ? MAJOR OBSTACLE FOR AI INNOVATION: NARROW AIs

AI is transforming the world; however, major challenges remain in AI development. Currently, AI models have very narrow capabilities. They are not versatile.

WHAT IS THE PROBLEM?

An AI model that knows how to beat a world champion in chess will have a hard time beating a 6 year old in poker

EXCHANGE DATA, TRADE SERVICES AND LEARN FROM EACH OTHER.

Each of the models improves with the help of the other! We believe that we can increase the quality of each model by allowing them to communicate with each other - exchange data, trade services and learn from each other.

MOTHER OF ALL MODELS BEING BORN

Our eventual goal is to create a meta model that will delegate tasks based on each AI’s expertise so that the ecosystem is able to do a variety of tasks.

ABOUT GENESISAI

●	Our mission is to build Artificial General Intelligence. We think we have the most practical approach of doing it: creating a platform that potentially will bring and connect potentially 1000s of expert AI tools together.

ABOUTTHE COMPANY

●	Founded by Harvard alumni and backed by MIT and Harvard professors. We have raised approximately $5M and to have a product up and running with over 35 AI tools already deployed!

●	ELITE TEAM

Founded by Harvard alumni, and backed by prominent MIT and Harvard professors. We have world-renowned experts and PHDs in our core and advisory teams. Since the inception, we’ve raised approximately $5M!

●	MOST VALUABLE TECH

GenesisAI’s vision is to connect as many different AIs as possible to form Artificial General Intelligence. Creation of such a platform potentially will unlock trillions of dollars in value and will begin the solving of many of humanity’s problems - poverty and diseases.

AI IS THE FUTURE!

AI is the future. This technology is already dominating the internet and soon it will dominate the world. AI is growing rapidly and its market size is projected to reach $2.8T by 2030.

According to a PWC report, the AI sector is going to contribute $15.7 trillion to the world economy by 2030.

Discover and compare dozens of APIs based on performance, price and ease of use. See the demo of each API and test it in under 30 seconds, right from your browser. Subscribe to an API and then integrate it by copying a code snippet.

ASSET MANAGEMENT

Use the power of AI to gain the edge in markets. Save time analyzing text, speech, and image data.

CUSTOMER SERVICE

Understand sentiment of customer reviews. Save time synthesizing 1000s of customer data points.

ADVERTISING

Generate digital ad creatives. Understand emotions conveyed through your images.

Deck

There are thousands of API’s out there but because each API has its own networking protocols, structure, and data format, discovering and connecting to the right API is very difficult and takes lots of time. The problem is especially high in magnitude when it comes to AI-related APIs.

GenesisAI allows developers to discover, test, and integrate various AI related APIs. Developers can see the demo of the API, test them right from their browser, subscribe to API, and then integrate one by copying a code snippet.

Become go-to place for all things AI.

Better quality through Validation Accuracy, Ensembling + Distillation, and Cross-Provider Transfer Learning. Lower prices through removing intermediaries and increasing the supply of AI products and services.

We believe, we are Increasing the quality of AI products by up to 70% through Ensemble Learning + distillation – we average model outputs for the best accuracy Validation Accuracy – buyers upload sample data with correct results. GenesisAI tests different models to find the best one Cross-Provider Transfer Learning – allowing multi-AI agent interaction.

E.g. Speech recognition + language translation = Speech translation